PROSPECTUS


                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-60297

                                 264,000 Shares

                                  ORAVAX, INC.

                                  Common Stock

                              ---------------------

     This Prospectus covers the resale of up to 264,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") of OraVax, Inc. ("OraVax" or the "Company") by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." 240,000 of the shares of Common Stock covered by this Prospectus were issued to the Selling Stockholders pursuant to the several Stock Purchase Agreements between the Company and the Selling Stockholders, each dated as of December 23, 1997 (collectively, the "Purchase Agreements"). The remaining 24,000 shares of Common Stock may be issuable to Selling Stockholders who received certain warrants to acquire Common Stock in connection with the services of Cappello Capital Corp. as placement agent. All of the shares offered hereunder are to be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

     The shares covered by this Prospectus represent the number of shares that may be offered as of the date of this Prospectus based upon the present number of shares held by the Selling Stockholders. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially more than the amount indicated depending upon the application of the anti-dilution provisions of the Purchase Agreements to sales of additional shares of Common Stock by the Company.

     The Selling Stockholders may from time to time sell the shares covered by this Prospectus on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Stock is traded on the Nasdaq National Market under the symbol "ORVX".

                             ----------------------

                 THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE
                OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------


                The date of this Prospectus is August 10, 1998.

                              AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

         (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Commission on March 31, 1998;

         (ii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, as filed with the Commission on May 14, 1998; and

         (iii) The Company's Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Exchange Act, as filed with the Commission on May 8, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: OraVax, Inc., 38 Sidney Street, Cambridge, Massachusetts 02139,
Attention: Vice President, Finance, Telephone: (617) 494-1339.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 2B of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                   THE COMPANY


     The mission of OraVax, Inc. ("OraVax" or the "Company") is the discovery, development and commercialization of biologic products for the prevention or treatment of human infectious diseases. The Company's products are vaccines that stimulate the body's own immunity to provide long term protection against disease, as well as antibody products that provide immediate passive immunity to treat existing infections or to protect against an acute disease risk. The Company employs both classical biologic product methods and innovative technologies to produce therapeutics and preventatives that meet the challenges of each infection and disease process.

     The Company was incorporated in Delaware in 1990 and has its principal offices and laboratories at 38 Sidney Street, Cambridge, Massachusetts (telephone: 617-494-1339).

                                  RISK FACTORS


     The shares of Common Stock offered hereby include a high degree of risk. The following risk factors should be considered carefully in addition to the other information included or incorporated by reference in this Prospectus before purchasing the Shares offered hereby.

     Early Stage of Product Development. The products under development by the Company will require significant additional research and development efforts, including extensive clinical testing and regulatory approval, prior to commercial use. The Company's potential products are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that the Company's therapeutic approach will not be successful, that any or all of the Company's potential products will be found to be unsafe, ineffective, toxic or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances, that the potential products, if safe and effective, will be difficult to develop into commercially viable products, to manufacture on a large scale or be uneconomical to market, that proprietary rights of competitors or other parties will preclude the Company from marketing such products; or that competitors or other parties will market superior or equivalent products.

     Future Capital Needs. In addition, the Company will require substantial additional funds in order to continue its research and development programs, preclinical and clinical testing of its product candidates and to conduct full scale manufacturing and marketing of any pharmaceutical products that may be developed. The Company's capital requirements depend on numerous factors, including but not limited to the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing research relationships, the ability of the Company to establish collaborative arrangements, the development of commercialization activities and arrangements, and the purchase of additional facilities and capital equipment. The Company believes, based upon its current operating plan, that, in addition to its available cash balances and known revenues, it will need additional financing, in the second half of 1998, in order to fund the Company's planned operations. Possible sources of capital include strategic corporate partnerships and private equity financing, both of which the Company is actively pursuing. There can be no assurance, however, that changes in the Company's research and development plans, acquisitions or other events affecting the Company's operations will not result in accelerated or unexpected expenditures. Thereafter, the Company will need to raise substantial additional capital to fund its operations. There can be no assurance, however, that additional financing will be available, or if available, will be available on acceptable or affordable terms.

     Manufacturing Limitations. At present, the Company's ability to manufacture its products is limited to clinical trial quantities. The Company does not have the capability to manufacture commercial quantities of products. The Company's long-term strategy is to develop manufacturing facilities for producing both pilot-scale and commercial quantities of its products. To ensure compliance with current Good Manufacturing Practices ("cGMP") imposed by the FDA, OraVax will need to establish sufficient technical staff to oversee all product operations, including quality control, quality assurance, technical support and manufacturing management. The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its product candidates. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished pharmaceutical or other medical products (if any), clinical trials, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers must operate in compliance with cGMP. The Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

     Risks Associated with Collaborative Arrangements. The Company's product development strategy may require the Company to enter into various additional arrangements with corporate, government and academic collaborators, licensors, licensees and others. Therefore, the Company may be dependent upon the subsequent success of these outside parties in performing their responsibilities. There can be no assurance that the Company will be able to establish additional collaborative arrangements or license agreements that the Company deems necessary or acceptable to develop and commercialize its potential pharmaceutical products or that such collaborative arrangements or license agreements will be successful.

     Patent and Proprietary Rights. The Company seeks to protect its trade secrets and proprietary know-how, in part, through confidentiality agreements with its employees, consultants, advisors and collaborators. There can be no assurance that these agreements will not be violated by the other parties, that OraVax will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Certain of the technology that may be used in the products of OraVax is not covered by any patent applications relating to the Company's product candidates will result in patents being issued. Moreover, there can be no assurance that any such patents will afford protection against competitors with similar technology. There may be pending or issued third-party patents relating to the product candidates of OraVax. OraVax may need to acquire licenses to, or to contest validity of, any such third party patents. It is likely that significant funds would be required to defend any claim that OraVax infringes a third-party patent, and any such claim could adversely affect sales of the challenged product of OraVax until the claim is resolved. There can be no assurance that any license required under any such patent would be made available.

     Government Regulation. The rigorous preclinical and clinical testing requirements and regulatory approval process of the FDA and of foreign regulatory authorities can take a number of years and require the expenditure of substantial resources. The Company has limited experience in conducting and managing preclinical and clinical testing necessary to obtain government approvals. There can be no assurance that the Company will be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that it develops. Additional government regulation may be established that could prevent or delay regulatory approval of the Company's product candidates. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by the Company and the Company's ability to receive product revenues or royalties. If regulatory approval of a potential product is granted, such approval may include significant limitations on the indications for which such product may be marketed. Even if initial regulatory approvals for the Company's product candidates are obtained, the Company, its products and its manufacturing facilities are subject to continual review and periodic inspection. The regulatory standards for manufacturing are applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer or facility, including warning letters, fines, suspensions of regulatory approvals, product recalls, operating restrictions, delays in obtaining new product approvals, product recalls, operating restrictions, delays in obtaining new product approvals, withdrawal of the product from the market, and criminal prosecution. Other violations of FDA requirements can result in similar penalties.

     Uncertainty of Third-Party Reimbursement. Government and other third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third party payers for uses of the Company's products, the market acceptance of these products would be adversely affected.

     Year 2000 Issues. The approaching millennium ("Year 2000") could result in challenges related to the Company's computer software, accounting records and relationships with suppliers, collaborative partners and licensees. Management of the Company is studying Year 2000 issues and is seeking to avoid such problems. Based on the Company's review of its business and operating systems, the Company does not expect to incur material costs with respect to assessing and remediating Year 2000 problems; however, there can be no assurance that such problems will not be encountered or that the costs incurred to resolve such problems will not be material.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


                             THE PURCHASE AGREEMENTS

     On December 23, 1997, the Company completed a private placement of 240,000 shares (the "Shares") of Common Stock pursuant to which it received gross proceeds of $459,000. All of the Shares were sold in private placements solely to accredited investors under the Securities Act. The Company is obligated to register the Shares for resale under the Securities Act and is doing so herein.

     The placement agent for the private placement described above was Cappello Capital Corp. (the "Placement Agent"). In consideration for its services, the Placement Agent received aggregate cash compensation of 8.5% of the gross proceeds received by the Company, or $39,015, and certain designees of the Placement Agent received warrants (the "Warrants") to acquire an aggregate of 24,000 shares of Common Stock for a purchase price of $1.9125 per share. The Company is obligated to register the shares of Common Stock issuable upon exercise of the Warrants for resale under the Securities Act and is doing so herein.

                            THE SELLING STOCKHOLDERS

     The following table sets forth the name and the number of shares of Common Stock beneficially owned by each of the Selling Stockholders as of July 1, 1998, the number of the shares to be offered by each of the Selling Stockholders and the number and percentage of shares to be owned beneficially by each of the Selling Stockholders if all of the shares offered hereby by the Selling Stockholders are sold as described herein.



                                Number of Shares of                                  Number of Shares            Percentage of
                                    Common Stock           Number of Shares           of Common Stock          Shares of Common
             Name of             Beneficially Owned         of Common Stock         Beneficially Owned         Stock Owned After
       Selling Stockholder       Prior to Offering         Offered Hereby(1)          After Offering              Offering(2)
       -------------------      -------------------        -----------------        ------------------         -----------------
DFA Group Trust - Small
   Company Subtrust                   126,000                   126,000                     --                        --

U.S. 9-10 Small Company
   Portfolio                           59,400                    59,400                     --                        --

DFA Group Trust - 6-10
   Subtrust                            49,100                    49,100                     --                        --

Linda S. Cappello                     427,394(3)                 10,800                  416,594(3)                  3.7%

Gerard K. Cappello                    321,549(4)                  7,200                  314,349(4)                  2.8%

Lawrence K. Fleischman                177,859(5)                  6,000                  171,859(5)                  1.6%

U.S. 6-10 Small Company
   Series                               5,500                     5,500                     --                        --

-----------------------

(1) The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially more than the amount indicated depending upon application of the anti-dilution provisions of the Purchase Agreements to sales of additional shares of Common Stock by the Company.

(2)  Assumes no purchase of additional shares of Common Stock.

(3) Includes 416,594 shares of Common Stock issuable as of July 1, 1998 upon conversion of shares of the Company's 6% Convertible Preferred Stock beneficially held by Ms. Cappello.

(4) Includes 314,349 shares of Common Stock issuable as of July 1, 1998 upon conversion of shares of the Company's 6% Convertible Preferred Stock beneficially held by Mr. Cappello.

(5) Includes 171,859 shares of Common Stock issuable as of July 1, 1998 upon conversion of shares of the Company's 6% Convertible Preferred Stock beneficially held by Mr. Fleischman.

                              PLAN OF DISTRIBUTION


     Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Stockholders may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Purchase Agreements provides that the Company will indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     In offering the shares of Common Stock covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

     The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of Common Stock included herein they are required to comply with Rules 10b-6 and 10b-7 under the Exchange Act and, in connection therewith, that they may not engage in any stabilization activity in connection with the Company's securities, are required to furnish to each broker-dealer through which Common Stock included herein may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act.

     Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     This offering will terminate on the date on which all shares offered hereby have been sold by the Selling Stockholders.

                                  LEGAL MATTERS


     The validity of the shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.


                                     EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1997 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997, all appearing in the Company's Annual Report on Form 10-K have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of OraVax Merieux Co. and Merieux OraVax Co. appearing in the Company's Annual Report on Form 10-K have been audited by PricewaterhouseCoopers LLP, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such firm given upon their authority as experts in accounting and auditing.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION OF AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE HEREOF.

                                 ---------------

                                TABLE OF CONTENTS
                                                                         Page
                                                                         ----
Available Information..................................................   2
Incorporation of Certain Documents
    By Reference.......................................................   2
Special Note Regarding Forward-Looking
  Information..........................................................   3
The Company............................................................   4
Risk Factors...........................................................   5
Use of Proceeds........................................................   8
The Purchase Agreements................................................   8
The Selling Stockholders...............................................   9
Plan of Distribution...................................................  10
Legal Matters..........................................................  11
Experts................................................................  11

                                 ---------------


================================================================================

================================================================================





                                  ORAVAX, INC.


                                 264,000 SHARES
                                  COMMON STOCK










                                 --------------

                                   PROSPECTUS

                                 --------------









                                August 10, 1998


================================================================================